Invesco Distributors, Inc.
Statement of Financial Condition
December 31, 2017

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Invesco Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Greenway Plaza, Suite 1000
(No. and Street)

Houston	TX	77046
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Gregson 404-439-3485
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1075 Peachtree St. NE, Suite 2600	Atlanta	GA	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Mark Gregson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Invesco Distributors, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[Signature]
Signature

Chief Financial Officer
Title

Vera Johnson
Notary Public

VERA JOHNSON NOTARY PUBLIC FULTON COUNTY, GEORGIA MY COMMISSION EXPIRES NOVEMBER 29, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Invesco Distributors, Inc.
Index
December 31, 2017

	Page(s)
Report of Independent Auditors	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 - 7



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Invesco Distributors, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Invesco Distributors, Inc. as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Atlanta, Georgia
February 23, 2018

We have served as the Company's auditor since 2013.

PricewaterhouseCoopers LLP, 1075 Peachtree Street, Suite 2600, Atlanta, GA 30309
T: (678) 419 1000, F: (678) 419 1239, www.pwc.com/us

Invesco Distributors, Inc.
Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$ 71,350,337
Due from affiliated products	34,381,670
Due from affiliated companies	1,849,917
Commissions receivable	283,708
Loan due from parent	29,550,150
Deferred tax assets	3,984,428
Other assets	1,066,731
Total assets	142,466,941

Liabilities and stockholder's equity

Liabilities:	
State taxes payable	10,376
Due to dealers for distribution fees	65,285,533
Total liabilities	65,295,909
Stockholder's equity:	
Common stock, $1 par value, 1,000 shares authorized, 10 shares issued and outstanding	10
Additional paid-in capital	50,332,822
Retained earnings	26,838,200
Total stockholder's equity	77,171,032
Total liabilities and stockholder's equity	$ 142,466,941

The accompanying notes are an integral part of this statement of financial condition.

1. **Organization and Description of Business**
    Invesco Distributors, Inc. (the Company) is a Delaware corporation and a wholly owned subsidiary of Invesco Advisers, Inc. (IAI), which, through a series of intermediate parent entities, is owned by Invesco Holding Company (US), Inc. (IHC), the ultimate U.S. parent of the Company. IHC is ultimately owned by Invesco Ltd., a publicly traded Bermuda holding company that, through its subsidiaries, is primarily engaged in investment management worldwide.

    The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), the Municipal Securities Rulemaking Board (MSRB) and the Securities Investor Protection Corporation (SIPC).

    The Company serves as the exclusive principal underwriter of certain investment company shares (the Invesco Funds) as well as the distributor of the CollegeBound 529 Plan (the 529 Plan), both of which are advised or managed by IAI. The Company also serves as distributor of certain exchange-traded funds (ETFs) managed by Invesco PowerShares Capital Management LLC and is a selling agent for unit investment trusts sponsored by Invesco Capital Markets, Inc. In addition, the Company is engaged in the business of distributing certain collective trusts and other private placement-type products.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    These financial statements have been prepared in conformity with U.S. generally accepted accounting principles (US GAAP) and in the opinion of management reflect all adjustments necessary for a fair statement of financial condition for the period presented.

    Use of Estimates
    The preparation of a statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

    Cash and Cash Equivalents
    The Company defines cash equivalents as highly liquid investments with original maturities of three months or less. Cash and cash equivalents consist of cash and investments in affiliated money market funds.

    The Company maintains depository accounts with certain financial institutions. Although these account balances exceed federally insured depository limits, the Company has evaluated the credit worthiness of these applicable financial institutions and determined the risk of material financial loss due to exposure from credit risk to be minimal.

    Transactions with Affiliated Companies
    Due from Affiliated Companies
    Amounts from affiliates are unsecured and are receivable on demand. The balance consists primarily of intercompany funding from IHC, as well as other intercompany activity.

Loan Due From Parent
The Company entered into an intercompany loan agreement with IAI on September 16, 2013 allowing the Company to lend up to $50,000,000 to IAI. As of December 31, 2017, the Company has executed $29,500,000 of loans under this agreement. Executed loans under this agreement are unsecured, bear interest at a rate of three point six percent per annum and are payable on demand. The expiration date of the current agreement is September 16, 2018. Interest receivable of $50,150 is included in the Company's Statement of Financial Condition.

Fund Distribution Costs
The Company has entered into an agreement with Invesco Management Group, Inc. (IMG), whereby IMG provides funding to the Company for payment of Class B and Class C share commissions to third party brokers for the distribution of Class B and Class C shares. IMG obtains the rights to certain future income to be generated by the Class B and Class C shares under the respective Invesco Funds' Rule 12b-1 plan provisions, certain provisions within the 529 Plan's program description, and contingent deferred sales charge provisions for a purchase price equal to the commission paid to the third party broker for the distribution of Class B and Class C shares sold. Such transactions occur daily and have been accounted for as sale transactions in accordance with ASC Topic 946-605, *Financial Services Investment Companies - Revenue Recognition*. As of December 31, 2017, all related amounts due to IMG are reflected within Due from affiliated companies within the Company's Statement of Financial Condition.

Income Taxes
For federal income tax purposes, the Company's income is included in the consolidated income tax return filed by IHC. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from IHC. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates. The Company records deferred tax assets and liabilities relating to temporary differences in the recognition of revenues and expenses for book versus tax purposes.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company does not have any unrecognized tax benefits as of December 31, 2017.

The Tax Cuts and Jobs Act (2017 Tax Act) was enacted on December 22, 2017. The 2017 Tax Act significantly revises the U.S. Tax Code by reducing the U.S. federal corporate tax rates. Certain income tax effects of the 2017 Tax Act are reflected in our financial results in accordance with Staff Accounting Bulletin No. 118 (SAB 118), which provides SEC staff guidance regarding the application of ASC Topic 740 in the reporting period in which the 2017 Tax Act became law. See also Note 4 for further details and additional discussion on estimated amounts recorded as of December 31, 2017 for the 2017 Tax Act.

Accounting Pronouncements Recently Adopted and Pending Accounting Pronouncements
In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" (ASU 2014-09) which revises revenue recognition criteria with customers and expands disclosure requirements. This new guidance will be effective for interim and annual

reporting periods beginning after December 15, 2017. Early adoption is permitted but only for interim and annual reporting periods beginning after December 15, 2016. The Company has elected to implement this new accounting standard on January 1, 2018 using the modified retrospective transition method applied to those contracts which were not completed as of that date. Under this method, entities are required to report any effect from adoption as a cumulative effect adjustment to retained earnings at the adoption date. The Company does not currently expect to report any adjustments to opening retained earnings and does not expect that the new standard will have a material impact on Net income.

The underlying premise of the new guidance requires the use of a five step model to determine the amount of revenue that reflects the consideration to which the Company is entitled for the transfer of services to customers and the timing of such revenue recognition. In addition, ASU 2014-09 also requires certain costs to obtain and fulfill contracts with customers to be capitalized, if they meet certain criteria. The Company does not anticipate capitalizing any contract costs.

A key part of management's implementation efforts included a detailed review of the terms and conditions of a sample of revenue contracts. Based upon management's findings, the Company does not anticipate a change in the timing of revenue recognition.

Due to the revised criteria related to whether or not the Company is acting as a principal or agent, the Company expects a change in presentation related to certain costs incurred to fulfill its performance obligations, which are currently presented on a net basis and will be presented as an expense under the new guidance. Furthermore, Distribution fee income will include revenue that has previously been reported net in Dealers' concessions.

In February 2016, the FASB issued Accounting Standards Update 2016-02, "Leases" (ASU 2016-02). The standard requires that lessees recognize lease assets and lease liabilities on the balance sheet for all leases with a lease term greater than 12 months. ASU 2016-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018 and requires a modified retrospective approach to adoption. Early adoption is permitted, but the Company plans to adopt ASU 2016-02 on January 1, 2019. The Company is currently evaluating the potential impact of this standard which includes performing a review of a sample of lease arrangements.

In March 2016, the FASB issued Accounting Standards Update 2016-09, "Compensation - Stock Compensation: Improvements to Employee Share-Based Payment Accounting" (ASU 2016-09). The standard is intended to simplify aspects of the accounting for share-based payment transactions, including income tax impacts, classification on the statement of cash flows, and forfeitures. The Company adopted ASU 2016-09 on January 1, 2017. One of the impacts of the new rules is that excess tax benefits and tax deficiencies related to vested awards are no longer recorded in additional paid-in-capital but rather as an income tax expense or benefit. This provision requires a prospective approach to adoption.

3. **Fair Value Measurement**
ASC Topic 820, *Fair Value Measurements and Disclosures* establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable from the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

An asset or liability's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

ASC Topic 820 allows three types of valuation approaches: a market approach, which uses observable prices and other relevant information that is generated by market transactions involving identical or comparable assets or liabilities; an income approach, which uses valuation techniques to convert future amounts to a single, discounted present value amount; and a cost approach, which is based on the amount that currently would be required to replace the service capacity of an asset.

The only assets measured at fair value are cash equivalents invested in affiliated money market funds, which totaled $70,198,763 at December 31, 2017. Investments in money market funds are valued at the end of day net asset value per share and are classified within Level 1 of the valuation hierarchy. There were no transfers between Level 1 and Level 2 or between Level 2 and Level 3 during the year ended December 31, 2017.

4.   **Income Taxes**
Federal current income taxes are provided at the statutory rate in effect during the year (34%) by the members of the consolidated group based on the amount that the respective member would pay or have refunded if it were to file a separate return. The effective tax rate was approximately 56% due primarily to deferred tax expense due to the rate change resulting from the 2017 Tax Act, as well as the effect of nondeductible expenses and state income taxes. The deferred tax asset of $3,984,428 primarily relates to the deductibility of bonus payments and compensation for federal tax purposes.

At December 31, 2017, a $3,002,767 receivable related to settlement of tax payments was reflected in Due from affiliated companies.

At December 31, 2017, the Company has not completed the accounting for the tax effects of enacting the 2017 Tax Act; however, the Company has made a reasonable estimate of the effects on existing deferred tax balances. The Company remeasured certain deferred tax assets based on the tax rates at which they are expected to reverse in the future, typically 21% under the 2017 Tax Act. However, the Company is still analyzing certain aspects of the legislation and refining its calculations. Any updates or changes could affect the measurement of these balances or give rise to new deferred tax amounts.

The Company is subject to income tax examinations by various taxing authorities. The Company is no longer subject to income tax examinations by the primary tax authorities for years prior to 2011.

5.   **Net Capital Requirements**
The Company is a registered broker-dealer, and accordingly, is subject to the net capital rules of the SEC and FINRA. The Company utilizes the Alternative Standard method of Net Capital Computation pursuant to SEC Rule 15c3-1, which requires the Company to maintain minimum net capital of $250,000. However, the Company intends to maintain regulatory net capital of at least

$300,000 in order to be in compliance with the early warning rules. At December 31, 2017, the Company had net capital of $30,234,042 which exceeded required net capital of $250,000 by $29,984,042.

6. **Concentration of Credit Risk**
The Company is engaged in activities in which counterparties include broker/dealers. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company manages such exposures by its policy to review, as necessary, the credit standing of each counterparty.

7. **Contingencies**
The investment management industry is subject to extensive levels of ongoing regulatory oversight and examination. Governmental authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to the Company's compliance with applicable laws and regulations. Lawsuits or regulatory enforcement actions arising out of these inquiries may in the future be filed against the Company and related entities and individuals in jurisdictions in which the Company and its affiliates operate. Any material loss of investor and/or client confidence as a result of such inquiries and/or litigation could result in a significant decline in assets under management, which would have an adverse effect on the Company's future financial results and its ability to grow its business.

The Company is from time to time involved in litigation relating to other claims arising in the ordinary course of its business. Management is of the opinion that the ultimate resolution of such claims will not materially affect the Company's business, financial position, results of operation or liquidity. In management's opinion, no accrual is necessary as of December 31, 2017 to provide for any such losses that may arise from matters for which the Company could reasonably estimate an amount.

8. **Subsequent Events**
Management of the Company has performed an evaluation of subsequent events through February 23, 2018, which is the date the financial statements were issued. No subsequent events were noted in management's evaluation which would require disclosure.